UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,814,573(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,814,573(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,814,573(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of common shares of West Fraser Timber Co. Ltd (the “Issuer”) (i) directly held by the reporting person and (ii) directly held by BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P. and Brookfield Investments Corporation, for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,814,573(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,814,573(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,814,573(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of common shares of the Issuer directly held by Brookfield Asset Management Inc., BPE OSB Investment Holding LP, Brookfield Capital Partners II L.P. and Brookfield Investments Corporation, for which the reporting person may be deemed to be a beneficial owner.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,289,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,289,178
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,289,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BPE OSB INVESTMENT HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,106,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,106,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,106,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD CAPITAL PARTNERS II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,662,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,662,902
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD CAPITAL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,662,902(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,662,902(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of common shares of the issuer directly held by Brookfield Capital Partners II L.P., for which the reporting person may be deemed to be a beneficial owner.
(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD PRIVATE EQUITY INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,769,774(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,769,774(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,769,774(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of common shares of the Issuer directly held by BPE OSB Investment Holding LP and Brookfield Capital II L.P., for which the reporting person may be deemed to be a beneficial owner.
(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 120,882,157 as of February 11, 2021.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the Reporting Persons to report (i) open market sales of common shares, no par value (the “Common Shares”) of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”) over the Toronto Stock Exchange by certain of the Reporting Persons, as set forth in Item 5(c) below, (ii) certain inter-company transactions among the Reporting Persons and (iii) the removal of Brookfield Private Equity Group Holdings LP (“BPEG”) as a Reporting Person.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1. This Amendment No. 1 also reflects the addition of Partners Limited (“Partners”) as a Reporting Person.

The Schedule 13D is hereby amended to delete all references to Brookfield Private Equity Group Holdings LP, as Brookfield Private Equity Group Holdings LP sold all of its Common Shares and is no longer a Reporting Person for purposes of the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 1 is being filed by and behalf of the Reporting Persons named in the original Schedule 13D (other than Brookfield Private Equity Group Holdings LP) and Partners. Partners shall be deemed a “Reporting Person” and Brookfield Private Equity Group Holdings LP shall no longer be deemed a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.4.

Item 2(a) of the Schedule 13D is hereby amended and supplemented to add subsection (viii) as follows:

(viii) Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield (the “BAM Class B Shares”), representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares. The BAM Class B Shares entitle Partners to appoint one half of the board of directors of Brookfield. On May 14, 2020, Brookfield announced that the BAM Class B Shares will be transferred from Partners to a trust. Implementation of this arrangement is subject to customary consents and regulatory approvals.

Item 2(b)-(c), (f) of the Schedule 13D is hereby amended and supplemented as follows:

The principal business of Partners is that of a holding company, and the principal business address of Partners is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, Canada.

Schedule II to this Amendment No. 1 sets forth updated names of directors and executive officers of BIC (to be included as “Scheduled Persons for purposes of this Schedule 13D) and their respective principal occupations, addresses, and citizenships. Schedule VIII to this Amendment No. 1 sets forth the names of directors and executive officers of Partners (to be included as “Scheduled Persons” for purposes of this Schedule 13D) and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e), (f) of the Schedule 13D is hereby amended and supplemented as follows:

During the last five years, none of Reporting Persons (including Partners) and, to their respective knowledge, none of the Scheduled Persons (including those in respect of Partners), has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 22, 2021, BOIH indirectly transferred 4,560,880 Common Shares to Brookfield.

Further, in various open market transactions between February 17, 2021 and February 26, 2021, Brookfield and BPEG sold an aggregate of 2,667,011 Common Shares over the Toronto Stock Exchange for aggregate consideration of C$229,499,413 (excluding brokerage commissions). Details of these purchases is set forth in Item 5(c) below.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c), (e) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3, 4 and 6 and the cover pages of this Amendment No. 1 is hereby incorporated by reference.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 20,814,573 Common Shares, constituting approximately 17.2% of the currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate number of Common Shares of 120,882,157 outstanding as of February 11, 2021.

(i) Brookfield

(a)	Brookfield may be deemed the beneficial owner of 20,814,573* Common Shares, constituting a percentage of approximately 17.2% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 20,814,573* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 20,814,573* Common Shares

*

Includes (i) 2,755,621 Common Shares directly held by Brookfield and (ii) 3,106,872 Common Shares held by BOIH, 3,662,902 Common Shares held by BCP LP, and 11,289,178 Common Shares held by BIC, for which Brookfield may be deemed to be a beneficial owner.

(ii) Partners

(a)	Partners may be deemed the beneficial owner of 20,814,573* Common Shares, constituting a percentage of approximately 17.2% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 20,814,573* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 20,814,573* Common Shares

*	Consists of Common Shares beneficially owned by Brookfield as described above.

(iii) BIC

(a)	BIC may be deemed the beneficial owner of 11,289,178 Common Shares, constituting a percentage of approximately 9.3% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 11,289,178 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 11,289,178 Common Shares

(iv) BOIH

(a)	BOIH may be deemed the beneficial owner of 3,106,872 Common Shares, constituting a percentage of approximately 2.6% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,106,872 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,106,872 Common Shares

(v) BCP LP

(a)	BCP LP may be deemed the beneficial owner of 3,662,902 Common Shares, constituting a percentage of approximately 3.0% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,662,902 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,662,902 Common Shares

(vi) BCP

(a)	BCP may be deemed the beneficial owner of 3,662,902* Common Shares, constituting a percentage of approximately 3.0% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 3,662,902* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 3,662,902* Common Shares

*	Includes 3,662,902 Common Shares directly held by BCP LP.

(vii) BPE

(a)	BPE may be deemed the beneficial owner of 6,769,774* Common Shares, constituting a percentage of approximately 5.6% of outstanding Common Shares.

(b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 6,769,774* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 6,769,774* Common Shares

*	Includes 3,106,872 Common Shares held by BOIH and 3,662,902 Common Shares held by BCP LP.

(c)

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by the Reporting Persons are described below. All such transactions were effected in the open market on the Toronto Stock Exchange through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Weighted Average Price		Low Price per Share		High Price per Share
BPEG	02/17/2021	Sell	163,377	C$	90.0093	C$	89.00	C$	91.51
BPEG	02/18/2021	Sell	183,785	C$	86.8529	C$	86.00	C$	87.82
BPEG	02/19/2021	Sell	328,700	C$	87.9775	C$	87.30	C$	88.60
BPEG	02/22/2021	Sell	185,890	C$	86.5507	C$	85.54	C$	87.03
Brookfield	02/23/2021	Sell	260,880	C$	83.8196	C$	83.00	C$	86.10
Brookfield	02/24/2021	Sell	696,082	C$	84.5998	C$	83.50	C$	85.88
Brookfield	02/25/2021	Sell	436,497	C$	85.5530	C$	84.50	C$	86.73
Brookfield	02/26/2021	Sell	411,800	C$	86.7541	C$	83.88	C$	87.88

Other than the transactions described in the original Schedule 13D and this Amendment No. 1, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(e)	As of February 22, 2021, BPEG is no longer a Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 in this Amendment No. 1 is hereby incorporated by reference.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 99.4 – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 26, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Vice President and Chief Financial Officer

BPE OSB INVESTMENT HOLDING LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

BROOKFIELD CAPITAL PARTNERS II L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS II GP L.P., by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD CAPITAL PARTNERS LTD

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Chairman of the Board

BROOKFIELD PRIVATE EQUITY INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Director

SCHEDULE II

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Howard Driman, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh .K. Varma, Director	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Corporate Director	United Kingdom

Leslie Yuen, Vice-President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Brookfield	Canada

Thomas Corbett, Vice-President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Kathy Sarpash, Senior Vice President and General Counsel	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield	Canada

Lorretta M. Corso, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, Brookfield	Canada

SCHEDULE VIII

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada